Exterran
16666 Northchase Dr.
Houston, Texas 77060
U.S.A.
Main 281.836.7000
www.exterran.com
March 4, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Lilyanna L. Peyser

Re:	Exterran Partners, L.P.
Registration Statement on Form S-3
Filed January 8, 2010
File No. 333-164258
Dear Ms. Peyser:
          Set forth below are the responses of Exterran Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2010, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-164258, filed with the Commission on January 8, 2010 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

          In addition, the Partnership has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement, each of which has been marked to show changes from Amendment No. 1 to the above-referenced Registration Statement. A copy of this letter has been furnished through EDGAR as correspondence.
          All page references are to Amendment No. 2 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.
Where You Can Find More Information, page 1
1.	Please update this section to incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
          Response:
          We acknowledge the Staff’s comment and have revised the list of incorporated documents to include a reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Please see page 1 of Amendment No. 2.
Plan of Distribution, page 63
2.	Please revise the disclosure here to state, as you do elsewhere in your prospectus in response to prior comment one of our letter dated February 4, 2010, that the selling unitholder is an underwriter, as opposed to “may be deemed” one.
          Response:
          We acknowledge the Staff’s comment and have revised the disclosure to state that the selling unitholder is an underwriter. Please see page 63 of Amendment No. 2.
Selling Unitholder, page 65
3.	We note your response to comment four of our letter dated February 4, 2010. Please revise to disclose the extent to which Exterran Holdings is able to influence the selection of members of management of the partnership.
          Response:
          We acknowledge the Staff’s comment and have revised the disclosure accordingly. Please see page 72 of Amendment No. 2.

Closing Comments
          Please direct any questions or comments regarding the foregoing to me at 281.836.7000 or Doug McWilliams of Vinson & Elkins L.L.P. at 713.758.3613.

Sincerely, Exterran GP LLC
By:	/s/ Donald C. Wayne
Donald C. Wayne
Senior Vice President and General Counsel

cc:	Mr. Doug McWilliams — Via Facsimile No. 713.615.5725 Vinson & Elkins, LLP